Filed by Spartan Stores, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Seaway Food Town, Inc.
Commission File No.: 000-00080

Transition Update	Issue 1
News on the Spartan/Seaway Merger	April 2000

[SPARTAN STORES, INC. LOGO]	[FOOD TOWN SUPER MARKETS LOGO]
In the past few weeks, much has been written about the exciting merger of our two companies, Seaway Food Town and Spartan Stores. As with any successful endeavor, the real opportunity still lies ahead. In other words, the success of our merger will be measured by how quickly and efficiently we can transition our organizations into a single, merged company. It is important for us to act as one company as we combine our strengths and focus on continued excellence and aggressive growth.

To ensure a successful transition, we will appoint a transition team made up of both Seaway and Spartan associates. This team will be responsible for managing all major processes in the merger and will work to communicate its progress to management and associates in both organizations. You will begin to see this team throughout the Spartan and Seaway organizations.

This marks the first of what will be a series of communications to help Spartan and Seaway associates learn more about each organization and the merger.

We look forward to working together to build a very strong, unified organization. There is still a great deal of learning and work to facilitate this transition, but we are confident that, in the end, all the work will be well worth it.
Sincerely, /s/ Jim Meyer Jim Meyer President and CEO Spartan Stores, Inc	/s/ Rich Iott Rich Iott President and CEO Seaway Food Town, Inc.

Introducing the Transition Update

Welcome to the first issue of the Transition Update, a printed communications from Spartan Stores and Seaway Food Town. Through this newsletter, we plan to share information about Spartan, Seaway and the merger with both organizations' associates as information becomes available. We hope that you will find the newsletter informative.

Merger
Question and Answers

Q:        What will happen to my pay?

A:        While there are some special circumstances, wages and other compensation for the average, non-union associate who remains at Seaway in his or her position will stay the same for at least one year after the merger is completed.

Q:         What will happen to my benefits?

A:         Like for pay, the agreement provides that employment benefits for non-union associates who remain at Seaway will be as favorable as existing benefits for at least one year after the merger is completed.

Q:         When will the merger be completed?

A:         The merger must be approved by the shareholders of both companies before it is completed. Through the Transition Update newsletter, we will keep you up to date on the merger's progress.

Q: Will Spartan honor Seaway's severance policy?

A:         According to the agreement, which we signed on April 6, 2000, Spartan will honor the Food Town severance policy for those associates hired on or before April 6, 2000.

Q:         What about my job itself?

A:         As we mentioned earlier, transition teams have been assembled to gather information about the two companies and to find and share the best practices between the two companies. While some change will come from the merger, what will stay the same and what will change has not been determined yet. Through this newsletter, we will do our best to keep you informed on a timely basis as decisions are made.

The parties are required to file documentation with the Securities and Exchange Commission concerning the transaction. WE URGE INVESTORS TO READ THE PROSPECTUS/JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Upon filing, investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Spartan Stores will be available free of charge by directing a request to the Secretary of Spartan Stores, Inc. at 850 76th Street, S.W., P.O. Box 8700, Grand Rapids, Michigan 49518. Documents filed with the SEC by Seaway Food Town will be available free of charge by directing a request to the Secretary of Seaway Food Town, Inc. at 1020 Ford Street, Maumee, Ohio 43537. Spartan Stores, its directors, executive officers and certain other members of Spartan Stores' management and associates may be soliciting proxies from Spartan Stores shareholders in favor of the merger transition. Information concerning the participants will be set forth in the Prospectus/Joint Proxy Statement when it is filed with the SEC. Seaway, its directors, executive officers and certain other members of Seaway management and associates may be soliciting proxies from Seaway shareholders in favor of the merger transaction. Information concerning the participants will be set forth in the Prospectus/Joint Proxy Statement when it is filed with the SEC.